

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

July 22, 2011

Via Facsimile

Kathleen A. Winters
Vice President and Controller
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

      Re: **Honeywell International Inc.**
                  Form 10-K for the Fiscal Year Ended December 31, 2010
                  Filed February 11, 2011
                  File No. 001-8974
                  Response Letter Filed July 8, 2011

Dear Ms. Winters:

      We have reviewed your response letter and have the following comments.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note from your response to our comment letter dated June 9, 2011, that you have committed to accept no new business in Iran; that you have ceased doing business in Sudan; and that you had some revenues from Iran in 2011. Please tell us whether you have ongoing legacy or other business in Iran or Sudan, or otherwise have remaining contractual obligations with respect to business in those countries. Tell us whether any such remaining business involves products or services for refinery and petrochemical applications.

2. Please tell us whether the products and services that you sell or have sold in Iran, Syria or Sudan, other than those licensed by the Commerce Department

for use in connection with the overhaul of a Syrian airline, are on the Commerce Control List.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance